

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 22, 2016

William J. Clough
Chief Executive Officer
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

      Re: CUI Global, Inc.
              Form 10-K for period ended December 31, 2014
              Filed March 16, 2015
              File No. 001-35407

Dear Mr. Clough:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Amanda Ravitz

          Amanda Ravitz
          Assistant Director
          Office of Electronics and Machinery

cc: Michael Cronin, Esq.